UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 19, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Raptor Pharmaceutical Corp.

File No. 333-168966
File No. 000-25571

CF#35823

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Horizon Therapeutics plc (successor to Raptor Pharmaceutical Corp.) submitted an application under Rule 406 and Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information Raptor Pharmaceutical Corp. excluded from the Exhibits to a Post-Effective Amendment to a Registration Statement on Form S-1 filed on November 23, 2010 and Form 10-Q filed on August 9, 2013.

Based on representations by Horizon Therapeutics plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted Through
10.53	S-1	November 23, 2010	December 31, 2022
10.5	10-Q	August 9, 2013	December 31, 2022
10.6	10-Q	August 9, 2013	December 31, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary